SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                                SourceForge, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    83616W101
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                                 (CUSIP Number)

                                  Rob Feinblatt
                           c/o Trivium Management, LLC
                        600 Lexington Avenue, 23rd Floor
                               New York, NY 10022
                            United States of America
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No. 83616W101
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trivium Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,938,147

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,938,147

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,938,147

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1%

14.  TYPE OF REPORTING PERSON

     IA, OO

CUSIP No. 83616W101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trivium Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,989,120

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,989,120

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,989,120

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 83616W101
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is the SourceForge, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 650 Castro Street, Suite 450, Mountain View, California 94041. This schedule relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Trivium Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Trivium Offshore Fund, Ltd., a Cayman Islands exempted company (the "Offshore Fund") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager is located at 600 Lexington Avenue, 23rd Floor, New York, New York 10022, United States of America. The principal business address of the Offshore Fund is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM11, Bermuda. Trivium Capital Management, LLC serves as investment manager for the Offshore Fund, Tower Trivium Focused Fund, a segregated account of Tower Managed Account Platform Ltd., a Bermuda exempted mutual fund company, the Trivium Segregated Portfolio of MFP Managers SPC, a Cayman Islands segregated portfolio company, and management company for Trivium Onshore Fund LP, a Delaware limited partnership (collectively, these funds and accounts are referred to as the "Clients").

     (d) N/A.

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Trivium Capital Management, LLC may be deemed to beneficially own 6,938,147 Shares. The funds for the purchase of such Shares came from the Clients' working capital and/or affiliated funds.

     As of the date hereof, Trivium Offshore Fund, Ltd. may be deemed to beneficially own 5,989,120 Shares. The funds for the purchase of such Shares came from the Reporting Person's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value. In this regard, the Reporting Persons sent a letter to the Board requesting certain corporate actions on February 14, 2008. A copy of this letter can be found attached as Exhibit C.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Trivium Capital Management, LLC may be deemed to be the beneficial owner of 6,938,147 Shares, or 10.1% of the Shares of the Issuer, based upon the 68,393,520 Shares outstanding as of November 30, 2007, according to the Issuer's most recent Form 10-Q.

     Trivium Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Trivium Capital Management, LLC shares the power to vote or direct the vote of the 6,938,147 Shares to which this filing relates.

     Trivium Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Trivium Capital Management, LLC shares the power to dispose or direct the disposition of the 6,938,147 Shares to which this filing relates.

     Trivium Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 6,938,147 Shares were acquired for investment purposes. Trivium Capital Management, LLC and/or Trivium Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Trivium Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Trivium Offshore Fund, Ltd. shares the power to vote or direct the vote of the 5,989,120 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. shares the power to dispose or direct the disposition of the 5,989,120 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The 5,989,120 Shares were acquired for investment purposes. Trivium Offshore Fund, Ltd. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Trivium Offshore Fund, Ltd.. may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Exhibit B and were all effected in broker transactions.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement

     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

     Exhibit C:  Letter to Board of Directors

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 15, 2008
                                    ----------------------------------------
                                                 (Date)


                                          Trivium Capital Management, LLC*

                                          By: /s/ Rob Feinblatt
                                          --------------------------------------
                                          Name: Rob Feinblatt
                                          Title: Managing Member


                                          Trivium Offshore Fund, Ltd.

                                          By: /s/ Rob Feinblatt
                                          --------------------------------------
                                          Name: Rob Feinblatt
                                          Title: Director

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated February 15, 2008 relating to the Common Stock, $0.001 par value of SourceForge, Inc. shall be filed on behalf of the undersigned.

                                    Trivium Capital Management, LLC*


                                          By: /s/ Rob Feinblatt
                                          --------------------------------------
                                          Name: Rob Feinblatt
                                          Title: Managing Member


                                          Trivium Offshore Fund, Ltd.

                                          By: /s/ Rob Feinblatt
                                          --------------------------------------
                                          Name: Rob Feinblatt
                                          Title: Director

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                    Exhibit B

               Transactions in the Common Stock, $0.001 par value
               --------------------------------------------------

                   TRANSACTIONS BY TRIVIUM OFFSHORE FUND, LTD.

         Date of              Number of Shares
       Transaction            Purchase/(Sold)          Price per Share

        12/18/07                   23,994                   2.32
        12/19/07                   23,994                   2.26
        12/21/07                  (1,390)                   2.40
        12/21/07                   32,247                   2.36
        12/26/07                   3,165                    2.56
        12/26/07                  (12,899)                  2.53
        12/27/07                   21,879                   2.37
        12/31/07                  225,776                   2.43
        12/31/07                  (5,940)                   2.25
         1/2/08                    56,786                   2.42
         1/3/08                    51,300                   2.25
         1/9/08                   249,057                   2.00
         1/11/08                  134,226                   2.00
         1/16/08                  (4,412)                   1.95
         1/18/08                   17,118                   1.70
         1/22/08                  (29,692)                  1.89
         1/23/08                   16,986                   1.74
         1/28/08                  (13,235)                  1.75
         1/31/08                  (1,853)                   1.79
         1/31/08                   88,231                   1.77
         2/1/08                    48,019                   1.91
         2/13/08                  (3,200)                   1.85
         2/14/08                   3,863                    1.78

                     TRANSACTIONS BY TRIVIUM ONSHORE FUND LP

         Date of              Number of Shares
       Transaction            Purchase/(Sold)          Price per Share

        12/21/07                   (152)                    2.40
        12/26/07                  (4,858)                   2.53
        12/27/07                   2,204                    2.37
        12/31/07                   22,756                   2.43
        12/31/07                   (598)                    2.25
         1/2/08                    (753)                    2.54
         1/9/08                     843                     2.00
         1/11/08                   12,688                   2.00
         1/16/08                   (417)                    1.95
         1/18/08                   1,617                    1.70
         1/22/08                  (2,805)                   1.89
         1/18/08                   1,605                    1.74
         1/22/08                  (1,251)                   1.75
         1/31/08                   (175)                    1.79
         1/31/08                   8,340                    1.77
         2/14/08                    952                     1.78

                TRIVIUM SEGREGATED PORTFOLIO OF MFP MANAGERS SPC

         Date of              Number of Shares
       Transaction            Purchase/(Sold)          Price per Share

        12/18/07                   1,006                    2.32
        12/19/07                   1,006                    2.26
        12/21/07                    (58)                    2.40
        12/21/07                   1,353                    2.36
        12/26/07                   (540)                    2.53
        12/26/07                    132                     2.56
        12/27/07                    917                     2.37
        12/31/07                   9,468                    2.43
        12/31/07                   (248)                    2.25
         1/2/08                    (447)                    2.54
         1/11/08                   3,086                    2.00
         1/16/08                   (171)                    1.95
         1/18/08                    665                     1.70
         1/22/08                  (1,154)                   1.89
         1/23/08                    660                     1.74
         1/28/08                   (514)                    1.75
         1/31/08                    (72)                    1.79
         1/31/08                   3,429                    1.77
         2/1/08                    2,281                    1.91
         2/14/08                    185                     1.78

                                    Exhibit C

                          LETTER TO BOARD OF DIRECTORS

February 14, 2008

Robert Neumeister, Jr.
Andrew Anker
Ram Gupta
Scott E. Howe
Ali Jenab
Carl Redfield
David B. Wright
The Board of Directors at SourceForge

650 Castro Street
Suite 450
Mountain View, CA 94041

Dear Mr. Neumeister, Jr. and The Board of SourceForge,

We are writing to you in our role as a significant institutional investor, Trivium Capital Management. We are the second largest institutional holder of SourceForge. We have asked on many conference calls and discussed with Mr. Jenab the possibility and importance of a stock buyback. We would ask that the Board of Directors discuss this during your next meeting.

In general, while the company has gone through many transformative changes in the past year, the overall business plan execution on the core business has been mediocre, at best. This has resulted in the EV (enterprise value) being a modest $60m with a total market capitalization of $120 million, thereby leaving the equity value of the business at $60m. And this excludes the value in Collabnet which the company can choose to monetize at some point in the future. Clearly, this is unacceptable in terms of the valuation metrics that Wall Street is subscribing to the business prospects of SourceForge. As Chairman and Members of the Board, you have a fiduciary responsibility to enhance shareholder value.

Our suggestion of a buyback versus the company putting itself up for sale is one of respect for Mr. Janeb, Mr. Sobel and the employees on the expectation of better execution of their business plan to monetize the company's strong, sticky websites and customer traffic. On any generally accepted metrics for valuing unique users, Mr. Jenab has opined that the value per unique user to an acquirer could be from $10 to $70 for SourceForge properties (based on market transactions for similar properties). This could result in a stock price between $5 and $15 per share depending on your assumptions. As such, we believe a meaningful buyback is in the best interest of shareholders and the company for the following reasons:

     1)   In review of 2008-2010 earnings it is highly accretive to EPS.

     2)   In a sale of the company if would add to the price per share.

     3) The company has too much cash both in view of the revenues and as a percent being over 50% of equity value.

     4)   The company has cash far above their acquisitions needs.

     5) It would send a message to investors and company employees that the company believes in itself.

     6) It might increase the price per share which would benefit shareholders and help lower the cost of employee retention.

We are recommending that the company do a 10 million share buyback. This would leave the company by the time the buyback it is completed (assuming the stock stays weak) with approximately $40 million in cash more than enough to run the company and do small acquisitions. In addition the company could consider selling the Collabnet holding for more cash to fuel a larger buyback. It is our belief that with all the major changes going on at Sourceforge that a significant acquisition would be disruptive and high risk.

We understand that these are difficult economic times and the company is in a transition period. As a significant shareholder we believe that the company can prosper and improve their long term growth prospects looking forward. We hope the Board will also believe in the long term outlook and initiate a buyback now while the stock is down.

In the event management is unable to execute in 2008, I believe it would be appropriate to seek strategic alternatives.

If I can be helpful in any way please do not hesitate to contact us. Thank you for your consideration.

Yours truly,


Rob Feinblatt
Managing Partner
Trivium Capital Management

SK 16210 0003 856235